EXHIBIT 99.1

AMERICAS GOLD AND SILVER CORPORATION

Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024 (In thousands of U.S. dollars, unless otherwise stated, unaudited)

Notice of No Auditor Review of Condensed Interim Consolidated Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.  The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.  The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

Americas Gold and Silver Corporation Condensed interim consolidated statements of financial position (In thousands of U.S. dollars, unaudited)

	September 30,	December 31,
As at	2025	2024
Assets
Current assets
Cash and cash equivalents	$39,100	$20,002
Trade and other receivables (Note 5)	10,598	7,132
Inventories (Note 6)	10,225	10,704
Prepaid expenses	3,862	2,876
Derivative instruments (Note 13 and 22)	1,541	-
	65,326	40,714
Non-current assets
Restricted cash	4,672	4,527
Property, plant and equipment (Note 7)	163,384	147,399
Derivative instruments (Note 13 and 22)	1,320	-
Total assets	$234,702	$192,640

Liabilities
Current liabilities
Trade and other payables	$30,718	$37,333
Metals contract liability (Note 8)	20,024	13,707
Silver contract liability (Note 9)	6,368	-
Derivative instruments (Note 10)	-	709
Convertible debenture (Note 10)	-	10,849
Pre-payment facility (Note 11)	2,550	2,000
Credit facility (Note 12)	6,976	2,050
Term loan facility (Note 13)	2,128	-
Royalty payable (Note 14)	3,062	2,762
	71,826	69,410
Non-current liabilities
Other long-term liabilities	2,180	1,658
Metals contract liability (Note 8)	24,594	27,161
Silver contract liability (Note 9)	22,198	18,193
Credit facility (Note 12)	2,184	7,440
Term loan facility (Note 13)	45,891	-
Post-employment benefit obligations	3,108	3,892
Decommissioning provision	12,473	11,389
Deferred tax liabilities (Note 21)	33	48
Total liabilities	$184,487	$139,191

Equity
Share capital (Note 15)	615,904	573,532
Equity reserve	62,381	56,521
Foreign currency translation reserve	12,442	14,426
Deficit	(640,512)	(591,030)
Total equity	$50,215	$53,449

Total liabilities and equity	$234,702	$192,640

Going concern (Note 2), Contingencies (Note 24)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Americas Gold and Silver Corporation Condensed interim consolidated statements of loss and comprehensive loss (In thousands of U.S. dollars, except share and per share amounts, unaudited)

	For the three-month period ended		For the nine-month period ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024 Revised (1)	2025	2024 Revised (1)

Revenue (Note 18)	$30,596	$22,326	$81,070	$76,391

Cost of sales (Note 19)	(20,138)	(20,265)	(64,756)	(62,865)
Depletion and amortization (Note 7)	(3,704)	(5,914)	(15,710)	(18,618)
Care and maintenance costs	(956)	(734)	(1,584)	(3,197)
Corporate general and administrative (Note 20)	(5,933)	(1,671)	(18,521)	(5,036)
Exploration costs	(1,709)	(932)	(3,907)	(2,848)
Accretion on decommissioning provision	(157)	(157)	(471)	(469)
Interest and financing expense	(1,710)	(4,419)	(3,565)	(8,030)
Foreign exchange gain (loss)	(1,877)	1,173	1,107	161
Gain on disposal of assets	1	-	967	-
Loss on metals contract liabilities (Note 8 and 9)	(12,316)	(5,330)	(26,889)	(10,044)
Other gain (loss) on derivatives (Note 10, 13 and 22)	2,916	178	3,625	(566)
Fair value loss on royalty payable (Note 14)	(19)	(216)	(300)	(729)
Loss before income taxes	(15,006)	(15,961)	(48,934)	(35,850)
Income tax expense (Note 21)	(702)	(198)	(795)	(469)
Net loss	$(15,708)	$(16,159)	$(49,729)	$(36,319)

Attributable to:
Shareholders of the Company	$(15,708)	$(14,056)	$(49,729)	$(33,375)
Non-controlling interests (Note 2 and 17)	-	(2,103)	-	(2,944)
Net loss	$(15,708)	$(16,159)	$(49,729)	$(36,319)

Other comprehensive income (loss)
Items that will not be reclassified to net loss
Remeasurement of post-employment benefit obligations	$(41)	$(733)	$247	$1,757
Items that may be reclassified subsequently to net loss
Foreign currency translation reserve	1,568	(913)	(1,984)	1,194
Other comprehensive income (loss)	1,527	(1,646)	(1,737)	2,951
Comprehensive loss	$(14,181)	$(17,805)	$(51,466)	$(33,368)

Attributable to:
Shareholders of the Company	$(14,181)	$(15,409)	$(51,466)	$(31,128)
Non-controlling interests (Note 2 and 17)	-	(2,396)	-	(2,240)
Comprehensive loss	$(14,181)	$(17,805)	$(51,466)	$(33,368)

Loss per share attributable to shareholders of the Company
Basic and diluted	(0.06)	(0.13)	(0.19)	(0.34)

Weighted average number of common shares outstanding (2)
Basic and diluted (Note 16)	271,451,602	105,053,467	260,988,191	98,314,006

(1)  Certain fiscal 2024 amounts were reclassified from revenue to cost of sales (see Note 19).

(2)  Share information adjusted retrospectively to reflect August 2025 share consolidation (see Note 2).

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Americas Gold and Silver Corporation

Condensed interim consolidated statements of changes in equity

For the nine-month periods ended September 30, 2025 and 2024

(In thousands of U.S. dollars, except share amounts in thousands of units, unaudited)

				Foreign
	Share capital			currency		Attributable	Non-
	Common		Equity	translation		to shareholders	controlling	Total
	Shares (1)	Amount	reserve	reserve	Deficit	of the Company	interests	equity

Balance at January 1, 2025	237,780	$573,532	$56,521	$14,426	$(591,030)	$53,449	$-	$53,449
Net loss for the period	-	-	-	-	(49,729)	(49,729)	-	(49,729)
Other comprehensive income (loss) for the period	-	-	-	(1,984)	247	(1,737)	-	(1,737)
Non-brokered private placements (Note 15)	11,197	17,884	571	-	-	18,455	-	18,455
Common shares issued (Note 15)	2,330	2,984	-	-	-	2,984	-	2,984
Conversion of convertible debenture (Note 10)	12,923	11,526	(484)	-	-	11,042	-	11,042
Share-based payments	-	-	9,007	-	-	9,007	-	9,007
Exercise of options, warrants, and other share units	9,271	9,978	(3,234)	-	-	6,744	-	6,744
Balance at September 30, 2025	273,501	$615,904	$62,381	$12,442	$(640,512)	$50,215	$-	$50,215

Balance at January 1, 2024	87,476	$455,548	$52,936	$8,325	$(463,391)	53,418	$18,782	$72,200
Net loss for the period	-	-	-	-	(33,375)	(33,375)	(2,944)	(36,319)
Other comprehensive income for the period	-	-	-	1,194	1,054	2,248	703	2,951
Contribution from non-controlling interests (Note 17)	-	-	-	-	-	-	1,995	1,995
Equity offering (Note 15)	10,460	3,171	1,855	-	-	5,026	-	5,026
Non-brokered private placements (Note 15)	634	441	-	-	-	441	-	441
Common shares issued	92	50	-	-	-	50	-	50
Warrants issued	-	-	527	-	-	527	-	527
Retraction of convertible debenture (Note 10)	8,051	5,603	(53)	-	-	5,550	-	5,550
Share-based payments	-	-	634	-	-	634	-	634
Balance at September 30, 2024	106,713	$464,813	$55,899	$9,519	$(495,712)	$34,519	$18,536	$53,055

(1)  Share information adjusted retrospectively to reflect August 2025 share consolidation (see Note 2).

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Americas Gold and Silver Corporation Condensed interim consolidated statements of cash flows For the nine-month periods ended September 30, 2025 and 2024 (In thousands of U.S. dollars, unaudited)

	September 30,	September 30,
	2025	2024
Cash flow generated from (used in)

Operating activities
Net loss for the period	$(49,729)	$(36,319)
Adjustments for the following items:
Depletion and amortization	15,710	18,618
Income tax expense	795	469
Accretion on decommissioning provision	471	469
Share-based payments	9,007	634
Non-cash expenses from common shares issued	-	577
Provision on other long-term liabilities	6	46
Interest and financing expense	564	4,197
Net charges on post-employment benefit obligations	(537)	(504)
Inventory write-downs	3,379	871
Gain on disposal of assets	(967)	-
Loss on metals contract liabilities	26,889	10,044
Other loss (gain) on derivatives	(3,625)	566
Fair value loss on royalty payable	300	729
Changes in non-cash working capital items:
Trade and other receivables	(3,466)	2,036
Inventories	(2,900)	(1,034)
Prepaid expenses	(986)	(472)
Trade and other payables	(7,460)	1,473
Net cash generated from (used in) operating activities	(12,549)	2,400

Investing activities
Expenditures on property, plant and equipment	(28,762)	(13,575)
Proceeds from disposal of assets	998	-
Net cash used in investing activities	(27,764)	(13,575)

Financing activities
Pre-payment facility	550	(750)
Credit facility	(600)	10,000
Lease payments	(811)	(487)
Equity offering, net	-	5,026
Non-brokered private placements, net	18,455	441
Term loan facility, net	49,763	-
Metals contract liability, net	(12,691)	(113)
Royalty agreement, net	-	(628)
Derivative instruments	58	-
Proceeds from exercise of options and warrants	6,744	-
Contribution from non-controlling interests	-	1,995
Net cash generated from financing activities	61,468	15,484

Effect of foreign exchange rate changes on cash	(2,057)	845
Increase in cash and cash equivalents	19,098	5,154
Cash and cash equivalents, beginning of period	20,002	2,061
Cash and cash equivalents, end of period	$39,100	$7,215

Interest paid during the period	$1,425	$2,214

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

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Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month and nine-month periods ended September 30, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

1. Corporate information

Americas Gold and Silver Corporation (the “Company”) was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in North America. The address of the Company’s registered office is 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “USA” and on the New York Stock Exchange American under the symbol “USAS”.

The unaudited condensed interim consolidated financial statements of the Company (“the Interim Financial Statements”) for the three and nine months ended September 30, 2025 were approved and authorized for issue by the Board of Directors of the Company on November 10, 2025.

2. Basis of presentation and going concern

These Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). As such they do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual audited consolidated financial statements as at and for the years ended December 31, 2024 and 2023.

On August 21, 2025 the Company filed articles of amendment to complete an approved share consolidation of the Company’s issued and outstanding common shares on the basis of 2.5 pre-consolidated common shares for one post-consolidated common share. The share consolidation affects all issued and outstanding common shares, options, warrants, and other share units. All information relating to issued and outstanding common shares, options, warrants, other share units, and related per share amounts in these Interim Financial Statements have been adjusted retrospectively to reflect the share consolidation.

These Interim Financial Statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due for the foreseeable future. The Company had a working capital deficit of $6.5 million, including cash and cash equivalents of $39.1 million as at September 30, 2025. During the nine-month period ended September 30, 2025, the Company reported a net loss of $49.7 million, including loss on metals contract liabilities of $26.9 million. At September 30, 2025, the Company may not have sufficient liquidity on hand to fund its operations for the next twelve months and may require further financing to meet its financial obligations and execute on its business plans at its mining operations.

Continuance as a going concern is dependent upon the Company’s ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose of its non-core properties on an advantageous basis, among other things. Since 2020 to 2024, the Company was successful in raising funds through equity offerings, debt arrangements, convertible debentures, and registered shelf prospectuses. On December 19, 2024, the Company completed an acquisition of the remaining 40% non-controlling interests of the Company’s Galena Complex via an agreement dated October 9, 2024 with Mr. Eric Sprott, and closed a bought deal private placement of subscription receipts for gross proceeds of $50 million CAD or $35.1 million USD (see Note 15). As part of the agreement, the Company also closed additional non-brokered private placements for total gross proceeds of $6.9 million CAD or $5.0 million USD through total issuance of 6,600,000 of the Company’s common shares priced at approximately $1.05 CAD per share for bridge financing purposes. On June 24, 2025, the Company entered into a $100 million senior secured debt facility with SAF Group consisting of an initial $50 million term loan advance, and two additional tranches of $25 million each made available to the Company upon satisfactory of certain conditions (See Note 13). While it has been successful in the past in obtaining financing for its operations, there is no assurance that it will be able to obtain adequate financing in the future. The ability to raise additional financing, to access the additional tranches, to achieve cash flow positive production at the Cosalá Operations and Galena Complex, allowing the Company to generate sufficient operating cash flows, are significant judgments in these Interim Financial Statements.

As a result, several material uncertainties cast substantial doubt upon the going concern assumption, including cash flow positive production at the Cosalá Operations and Galena Complex, and ability to raise additional funds as necessary to fund these operations and meet obligations as they come due.

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Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month and nine-month periods ended September 30, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

These Interim Financial Statements do not reflect any adjustments to carrying values of assets and liabilities and the reported expenses and condensed interim consolidated statement of financial position classification that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

On December 19, 2024, the Company completed the acquisition of the remaining 40% non-controlling interests of the Company’s Galena Complex via an agreement dated October 9, 2024 with Mr. Eric Sprott; consequently from December 19, 2024, consolidated net loss and other comprehensive loss are 100% attributable to the shareholders of the Company.

3.  Changes in accounting policies and recent accounting pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The following standards have been issued by the IASB:

-

Amendments to IFRS 9 and 7 - Classification and Measurement of Financial Instruments include the clarification of the date of initial recognition or derecognition of financial liabilities, including financing liabilities that are settled in cash using an electronic payment system. The amendments are effective for annual reporting periods beginning on or after January 1, 2026.

-

IFRS 18 - Presentation and Disclosure in Financial Statements introduces categories and defined subtotals in the statement of loss and comprehensive loss, disclosures on management-defined performance measures, and requirements to improve the aggregation and disaggregation of information in the financial statements. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted.

These standards are being assessed for their impact on the Company in the current or future reporting periods.

4. Significant accounting judgments and estimates

The preparation of the Interim Financial Statements in conformity with IFRS requires management to make judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

In preparing these Interim Financial Statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s annual consolidated financial statements as at and for the year ended December 31, 2024, in addition to the significant judgments mentioned in Note 2.

5. Trade and other receivables

	September 30,	December 31,
	2025	2024

Trade receivables	$6,802	$3,572
Value added taxes receivable	535	-
Other receivables	3,261	3,560
	$10,598	$7,132

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Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month and nine-month periods ended September 30, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

6. Inventories

	September 30,	December 31,
	2025	2024

Concentrates	$1,159	$2,971
Ore stockpiles	2,939	1,767
Spare parts and supplies	6,127	5,966
	$10,225	$10,704

The amount of inventories recognized in cost of sales was $20.1 million during the three-month period ended September 30, 2025 (2024: $20.3 million) and $64.8 million during the nine-month period ended September 30, 2025 (2024: $62.9 million), including concentrates, ore on leach pads, and ore stockpiles write-down to net realizable value of $1.5 million during the three-month period end September 30, 2025 (2024: $0.1 million) and $3.4 million during the nine-month period ended September 30, 2025 (2024: $0.9 million).

7. Property, plant and equipment

					Corporate
	Mining	Non-producing	Plant and	Right-of-use	office
	interests	properties	equipment	lease assets	equipment	Total

Cost
Balance at January 1, 2024	$226,819	$12,469	$128,228	$11,685	$237	$379,438
Asset additions	14,226	-	4,794	789	-	19,809
Change in decommissioning provision	(1,420)	-	-	-	-	(1,420)
Balance at December 31, 2024	239,625	12,469	133,022	12,474	237	397,827
Asset additions	20,701	-	8,137	2,084	190	31,112
Asset disposals	-	-	-	(31)	-	(31)
Change in decommissioning provision	614	-	-	-	-	614
Balance at September 30, 2025	$260,940	$12,469	$141,159	$14,527	$427	$429,522

Accumulated depreciation and depletion
Balance at January 1, 2024	$(132,474)	$-	$(85,440)	$(8,223)	$(200)	$(226,337)
Depreciation/depletion for the year	(14,172)	-	(8,615)	(1,278)	(26)	(24,091)
Balance at December 31, 2024	(146,646)	-	(94,055)	(9,501)	(226)	(250,428)
Depreciation/depletion for the period	(8,347)	-	(5,830)	(1,522)	(11)	(15,710)
Balance at September 30, 2025	$(154,993)	$-	$(99,885)	$(11,023)	$(237)	$(266,138)

Carrying value
at December 31, 2024	$92,979	$12,469	$38,967	$2,973	$11	$147,399
at September 30, 2025	$105,947	$12,469	$41,274	$3,504	$190	$163,384

Non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable. No impairment or impairment reversal were identified for the nine-month period ended September 30, 2025 for each of the Company’s cash-generating unit, including non-producing properties and properties placed under care and maintenance.

The carrying amounts of mineral interests, plant and equipment, and right-of-use lease assets from the Relief Canyon Mine is approximately $16.0 million, $5.1 million, and $0.1 million, respectively, as at September 30, 2025 (December 31, 2024: $16.0 million, $7.0 million, and $0.7 million, respectively).

The Company completed the acquisition of the San Felipe property located in Sonora, Mexico on October 8, 2020. As at September 30, 2025, the carrying amount of this property was $12.5 million included in non-producing properties.

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Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month and nine-month periods ended September 30, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

8. Precious metals delivery and purchase agreement

On April 3, 2019, the Company entered into a $25 million precious metals delivery and purchase agreement (the “Purchase Agreement”) with Sandstorm Gold Ltd. (“Sandstorm”) for the construction and development of the Relief Canyon Mine. The Company initially recorded the advances received on precious metals delivery, net of transaction costs, as deferred revenue though subsequently amended its treatment and recognized the fixed deliveries of precious metals as a financial liability measured at fair value through profit or loss.

The Purchase Agreement was further amended in 2023 and 2024 by which the Company received advances to pay its gold obligations with a final amendment on December 19, 2024, whereby the Company will deliver its remaining fixed ounces of gold over a quarterly fixed deliveries schedule with final delivery in December 2027. The Company shall have the right for Sandstorm to subscribe common shares of the Company for proceeds up to a maximum of $1.9 million per calendar quarter to satisfy the gold delivery obligations under the Purchase Agreement.

The following table summarizes the continuity of the Company’s net metals contract liability during the period:

	Nine-month	Year
	period ended	ended
	September 30,	December 31,
	2025	2024

Net metals contract liability, beginning of period	$40,868	$36,837
Advance increase (net of financing expense)	-	12,512
Delivery of metals purchased	(12,691)	(18,564)
Revaluation of metals contract liability	16,441	10,083
Net metals contract liability, end of period	$44,618	$40,868

Current portion	$20,024	$13,707
Non-current portion	24,594	27,161
	$44,618	$40,868

9. Silver metals delivery agreement

On December 19, 2024, as part of the consideration for the remaining 40% interest in the Galena Complex, the Company entered into a silver metals delivery agreement with Mr. Eric Sprott for monthly purchases and deliveries of 18,500 ounces of silver for 36 months starting in January 2026 (the “Silver Agreement”). As part of the Silver Agreement, outstanding indebtedness of $1.4 million from Mr. Eric Sprott related to the original joint venture agreement (see Note 17) will be used to offset the metals contract liability commencing with the initial monthly delivery starting in January 2026.

The fixed deliveries are recognized as a financial liability measured at fair value through profit or loss as the Company expects metal deliveries will be satisfied through external purchase of silver. A fair value of the metals contract liability of $19.8 million was determined at inception using forward commodity pricing curves at the end of the fiscal 2024. A $10.4 million loss to fair value on metals contract liability due to changes in forward commodity pricing curves was recorded during the nine-month period ended September 30, 2025 (2024: nil).

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Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month and nine-month periods ended September 30, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

Nine-month
period ended
September 30,
2025

Net silver contract liability, beginning of period	$18,193
Revaluation of metals contract liability	10,373
Net silver contract liability, end of period	$28,566

Current portion	$6,368
Non-current portion	22,198
$28,566

10. Convertible debenture

On April 28, 2021, the Company issued a $12.5 million CAD convertible debenture (the “Convertible Debenture”) due April 28, 2024 with interest payable at 8% per annum secured by the Company’s interest in the Galena Complex and by shares of one of the Company’s Mexican subsidiaries.

The Company amended the Convertible Debenture multiple times increasing the principal balance to total outstanding principal, net of retractions, of $16.8 million CAD or $11.7 million USD as at December 31, 2024, retractable at the holder’s option at a cumulative $1.75 million CAD per month, and convertible at the holder’s option at a conversion price of $1.30 CAD.

The Convertible Debenture was fully converted by the holders as of January 31, 2025 at the conversion price of $1.30 CAD resulting in the issuance of 12,923,076 of the Company’s common shares.

The Company recognized a gain of $0.7 million for the nine-month period ended September 30, 2025 (2024: loss of $0.6 million) as a result of the change in the estimated fair value of the Convertible Debenture’s combined redemption option and retraction option.

11. Pre-payment facility

On December 12, 2022, the Company amended its existing unsecured offtake agreement with Ocean Partners USA, Inc. of lead concentrates produced from the Galena Complex to include a pre-payment facility of $3.0 million with an initial term of three years at an interest of U.S. SOFR rate plus 6.95% per annum (the “Facility”) to fund general working capital at the Galena Complex. Principal on the Facility is repaid through semi-monthly installments deductible from concentrate deliveries to Ocean Partners or paid in cash and can be redrawn on a revolving basis. The Facility was drawn in full for $3.0 million in June 2025 with interest amended to U.S. SOFR rate plus 4.75% per annum.

12. Credit facility

On August 14, 2024, the Company signed a credit and offtake agreement with Trafigura PTE Ltd. (“Trafigura”) for a secured credit facility of up to $15 million to complete initial development of the Zone 120 and El Cajón silver-copper project (“EC120”) (the “Credit Facility”). The Credit Facility is secured by share and asset pledges of all the Company’s material Mexican subsidiaries. The term of the Credit Facility is for a period of 36 months which includes a principal repayment grace period of 12 months, and bears interest of U.S. SOFR rate plus 6% per annum on cumulative drawings up to $12 million and 6.5% thereafter. The Credit Facility was drawn for $10.0 million in August 2024 and is amortized in equal monthly installments of $0.6 million commencing after expiry of the grace period. The Company also entered into an offtake agreement with Trafigura for all the copper concentrates produced from EC120 where Trafigura will pay for the concentrates at the prevailing market prices for silver and copper, less customary treatment, refining and penalty charges.

13. Term loan facility

On June 24, 2025, the Company closed a senior secured debt facility (the “Term Loan Facility”) with SAF Group (“SAF”) for funds of up to $100 million. The Term Loan Facility consists of three tranches with an initial $50 million term loan advanced upon closing (the “Initial Advance”), and two additional tranches of $25 million each made available to the Company upon satisfactory of certain conditions. SAF holds senior security over all the Company’s assets other than second ranking security relating to the Cosalá Operations and the Relief Canyon Mine which are secured in priority by other debt providers.

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Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month and nine-month periods ended September 30, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

The Term Loan Facility is due in 5 years and subject to a 6.0% original issue discount, valued at $3.2 million on closing date. Principal repayments commence after one year of closing date and are payable quarterly thereafter starting at 1.5% of the aggregate principal amount and gradually increasing to 6.25% after 36 months. Interest of U.S. SOFR rate (4% floor) plus 6% per annum is payable monthly, and review fees equal to 0.5% of the outstanding aggregate principal is payable every six months. The Term Loan Facility may be pre-paid at the Company’s option equal the par value of total aggregate principal amount plus unpaid interests and fees accrued up to 42 months following the closing date. The Term Loan Facility is subject to certain quarterly and annual financial covenants starting at end of fiscal 2025, along with a price protection program completed in July 2025 on future precious and base metals production and commitments. See Note 22 for the Company’s price risk impact from the price protection program.

At inception, the Initial Advance was accounted for at amortized cost, net of $2.5 million in financing costs, with principal repayments being amortized over the term of the loan. The Company recognized total interest and financing expense of $2.0 million for the nine-month period ended September 30, 2025.

14. Royalty payable

On April 12, 2023, the Company entered into a $4.0 million net smelter returns royalty agreement (the “Royalty Agreement”) with Sandstorm to be repaid through a 2.5% royalty on attributable production from the Galena Complex and Cosalá Operations. The royalty reduces to 0.2% on attributable production from the Galena Complex and Cosalá Operations after the aggregate repayment of $4.0 million and may be eliminated thereafter with a buyout payment of $1.9 million.

On inception, the Royalty Agreement was classified as a hybrid instrument of host financial liability with embedded derivatives from the reduced 0.2% royalty on attributable production and buyout payment. The Company elected at inception to designate the entire hybrid instrument at fair value through profit or loss with its initial fair value be representative of the $4.0 million in proceeds received. Subsequent measurement of fair value for the hybrid instrument was determined based on an income approach of expected future cash flows into a single current discounted amount. Key assumptions used in the fair value determination of the hybrid instrument include timing of repayment of the $4.0 million, which considers factors such as forecasted production and commodity prices in quantifying expected net smelter returns, feasibility of the reduced 0.2% royalty on attributable production versus the buyout payment, and applicable discount rates. The Company recognized a loss of $0.3 million for the nine-month period ended September 30, 2025 (2024: $0.7 million) as a result of the change in the estimated fair value of the Royalty Agreement.

15. Share capital

On August 21, 2025 the Company completed a share consolidation of issued and outstanding common shares on the basis of 2.5 pre-consolidated common shares for one post-consolidated common share. The share consolidation affects all issued and outstanding common shares, options, warrants, deferred share units, and restricted share units. All information relating to issued and outstanding common shares, options, warrants, other share units, and related per share amounts have been adjusted retrospectively to reflect the share consolidation.

During the nine-month period ended September 30, 2025, the Company closed non-brokered private placements for total gross proceeds of $18.6 million through total issuance of 11,196,656 of the Company’s common shares priced at approximately $2.31 CAD per share. As part of the non-brokered private placements, 1,044,000 warrants for approximately $0.6 million were issued and offset against share capital where each warrant is exercisable for one common share at an exercise price of $2.50 CAD for a period of three years starting March 31, 2025.

During the nine-month period ended September 30, 2025, the Company settled $3.0 million of transaction-related payables through issuance of 2,329,870 of the Company’s common shares.

Page | 10

Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month and nine-month periods ended September 30, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

On March 27, 2024, the Company completed an equity offering of 10,400,000 units at a price of $0.75 CAD per unit for total gross proceeds of $5.8 million. Each unit consisted of one common share and one common share purchase warrant where each warrant is exercisable for one common share at an exercise price of $1.00 CAD for a period of three years starting March 27, 2024. As part of the equity offering, approximately $0.8 million in transaction costs were incurred and offset against share capital, and 60,000 common shares and 604,008 warrants for approximately $0.1 million and $0.1 million, respectively, were issued to the Company’s advisors and offset against share capital where each warrant is exercisable for one common share at an exercise price of $0.75 CAD for a period of two years starting March 27, 2024.

On December 19, 2024, the Company completed an acquisition of the remaining 40% non-controlling interests of the Company’s Galena Complex in exchange for issuance of 68,000,000 of the Company’s common shares, and $10 million in cash, plus monthly deliveries of 18,500 ounces of silver for a period of 36 months starting in January 2026 (see Note 9). The Company also completed a concurrent bought deal private placement of subscription receipts raising gross proceeds of $50 million CAD or $35.1 million USD at an issue price of $1.00 CAD per subscription receipt resulting from total issuance of 50,000,000 of the Company’s common shares.

During fiscal 2024, the Company closed non-brokered private placements for total gross proceeds of $9.4 million through total issuance of 11,245,046 of the Company’s common shares priced at approximately $1.18 CAD per share.

a. Authorized

Authorized share capital consists of an unlimited number of common and preferred shares. No preferred shares have been issued to date.

b. Stock option plan

The number of shares reserved for issuance under the Company’s stock option plan is limited to 10% of the number of common shares which are issued and outstanding on the date of a particular grant of options. Under the plan, the Board of Directors determines the term of a stock option to a maximum of 10 years, the period of time during which the options may vest and become exercisable as well as the option exercise price which shall not be less than the closing price of the Company’s share on the Toronto Stock Exchange on the date immediately preceding the date of grant. The Compensation Committee determines and makes recommendations to the Board of Directors as to the recipients of, and nature and size of, share-based compensation awards in compliance with applicable securities law, stock exchange and other regulatory requirements.

A summary of changes in the Company’s outstanding stock options is presented below:

		Nine-month		Year
		period ended		ended
		September 30,		December 31,
		2025		2024
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price
	(thousands)	CAD	(thousands)	CAD

Balance, beginning of period	8,044	$1.67	6,948	$3.25
Granted	3,940	1.41	3,620	1.33
Exercised	(1,290)	1.50	-	-
Expired	(1,591)	2.61	(2,524)	5.55
Balance, end of period	9,103	$1.42	8,044	$1.68

The following table summarizes information on stock options outstanding and exercisable as at September 30, 2025:

Page | 11

Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month and nine-month periods ended September 30, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	Weighted
	average		Weighted		Weighted
	remaining		average		average
Exercise	contractual		exercise		exercise
price	life	Outstanding	price	Exercisable	price
CAD	(years)	(thousands)	CAD	(thousands)	CAD

$0.01 to $1.00	1.23	1,123	$0.78	626	$0.78
$1.01 to $2.00	3.28	6,840	1.38	947	1.38
$2.01 to $3.00	0.60	1,100	2.25	1,020	2.25
$3.01 to $3.50	4.88	40	3.43	-	-
		9,103	$1.42	2,593	$1.58

c. Share-based payments

The weighted average fair value at grant date of the Company’s stock options granted during the nine-month period ended September 30, 2025 was $0.59 (2024: $0.30).

The Company used the Black-Scholes Option Pricing Model to estimate fair value using the following weighted-average assumptions:

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2024

Expected stock price volatility (1)	68%	-	70%	67%
Risk free interest rate	2.94%	-	2.94%	4.02%
Expected life	5 years	-	5 years	3 years
Expected forfeiture rate	4.80%	-	3.25%	3.08%
Expected dividend yield	0%	-	0%	0%

Share-based payments included in cost of sales	$-	$-	$-	$-
Share-based payments included in general and administrative expenses	616	198	1,656	509
Total share-based payments	$616	$198	$1,656	$509

(1)  Expected volatility has been based on historical volatility of the Company’s publicly traded shares.

d. Warrants

The warrants that are issued and outstanding as at September 30, 2025 are as follows:

Number of	Exercise	Issuance	Expiry
warrants	price (CAD)	date	date
7,040	0.75	Mar 2024	Mar 27, 2026
400,000	1.38	Jun 2023	Jun 21, 2026
5,457,400	1.00	Mar 2024	Mar 27, 2027
1,200,000	1.05	Aug 2024	Aug 14, 2027
1,044,000	2.50	Mar 2025	Mar 31, 2028
8,108,440

Page | 12

Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month and nine-month periods ended September 30, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

e. Restricted share units:

The Company has a Restricted Share Unit Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units settled in either cash or common shares at the Company’s discretion. Prior to December 31, 2024, the Company previously elected to settle these units in cash. For cash-settled share units, the Company recognizes a corresponding increase in trade and other payables with compensation expense and the associated liability adjusted at each period end date to reflect changes in market value. As at September 30, 2025, nil (December 31, 2024: 93,630) cash-settled restricted share units are outstanding at an aggregate value of nil (December 31, 2024: $0.1 million) which is included in trade and other payables in the consolidated statement of financial position.

Effective January 1, 2025, the Company amended the application of its accounting policy for solely share-settled restricted share units where each share-settled restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of grant with the value of each award charged to compensation expense over the period of vesting with corresponding increase in equity reserve upon recognition. As at September 30, 2025, 9,541,183 (December 31, 2024: nil) share-settled restricted share units are outstanding which are included in equity reserve in the consolidated statement of financial position.

f. Performance share units:

The Company has a Performance Share Unit Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of performance share units settled in common shares at the Company’s discretion. Performance share units are fair valued on the date of grant with the fair value of each award charged to compensation expense over the period of vesting with corresponding increase in equity reserve upon recognition. The fair value of performance share units is determined using a Monte Carlo simulation approach. This approach uses random numbers, together with various market assumptions to generate potential future outcomes for share prices using Geometric Brownian Motion which is an industry standard method for simulating the expected future path of share prices.

The Company granted 1,140,730 performance share units to certain employees on August 19, 2025 which vest over 3 years and are subject to certain key performance indicators. The following assumptions were used to estimate fair value on grant date:

Number of performance share units granted	1,140,730
Average fair value per unit	$2.64
Share price	$2.22
Risk free interest rate	3.42%
Expected life	3 years
Expected volatility	71%
Expected dividends	0%
Average index share price	$43.74
Average correlation coefficient	0.54

Page | 13

Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month and nine-month periods ended September 30, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

g. Deferred share units:

The Company has a Deferred Share Unit Plan under which eligible directors of the Company receive awards of deferred share units on a quarterly basis as payment for 50% to 100% of their director fees earned. Deferred share units are settled in either cash or common shares at the Company’s discretion when the director leaves the Company’s Board of Directors. The Company recognizes a charge to director fees and a corresponding increase in equity reserve upon issuance of deferred share units. As at September 30, 2025, 3,151,033 (December 31, 2024: 1,425,166) deferred share units are issued and outstanding.

16. Weighted average basic and diluted number of common shares outstanding

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2024

Basic weighted average number of shares	271,451,602	105,053,467	260,988,191	98,314,006
Effect of dilutive stock options and warrants	-	-	-	-
Diluted weighted average number of shares	271,451,602	105,053,467	260,988,191	98,314,006

Diluted weighted average number of common shares for the three-month and nine-month periods ended September 30, 2025 excludes nil anti-dilutive preferred shares (2024: nil), 9,103,338 anti-dilutive stock options (2024: 5,978,000) and 8,108,440 anti-dilutive warrants (2024: 15,104,008).

17. Non-controlling interests

The Company entered into a joint venture agreement with Mr. Eric Sprott effective October 1, 2019 for 40% non-controlling interests of the Company’s Galena Complex with initial contribution of $15 million to fund capital improvements and operations. On December 19, 2024, the Company completed an acquisition of the remaining 40% non-controlling interests of the Company’s Galena Complex. The $18.3 million proportionate non-controlling interests’ carrying amount prior to the change in ownership was derecognized from the consolidated financial statements upon completion of the acquisition.

18. Revenue

The following is a disaggregation of revenue categorized by commodities sold for the three-month and nine-month periods ended September 30, 2025 and 2024:

Page | 14

Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month and nine-month periods ended September 30, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024 Revised (1)	2025	2024 Revised (1)

Silver
Sales revenue	$17,212	$13,630	$45,950	$49,011
Derivative pricing adjustments	(351)	(1,547)	755	(887)
	16,861	12,083	46,705	48,124
Zinc
Sales revenue	$108	$9,509	$11,883	$29,431
Derivative pricing adjustments	73	235	155	890
	181	9,744	12,038	30,321
Lead
Sales revenue	$2,048	$4,482	$7,312	$14,274
Derivative pricing adjustments	(41)	(105)	(175)	53
	2,007	4,377	7,137	14,327
Other by-products
Sales revenue	$4	$216	$354	$808
Derivative pricing adjustments	26	92	89	306
	30	308	443	1,114

Total sales revenue	$19,372	$27,837	$65,499	$93,524
Total derivative pricing adjustments	(293)	(1,325)	824	362
Gross revenue	$19,079	$26,512	$66,323	$93,886
Proceeds before intended use	12,934	990	23,536	1,695
Treatment and selling costs	(1,417)	(5,176)	(8,789)	(19,190)
	$30,596	$22,326	$81,070	$76,391

(1)  Certain fiscal 2024 amounts were reclassified from revenue to cost of sales (see Note 19).

Derivative pricing adjustments represent subsequent variations in revenue recognized as an embedded derivative from contracts with customers and are accounted for as financial instruments (see Note 22).

19. Cost of sales

Cost of sales is costs that directly relate to production at the mine operating segments and excludes depletion and amortization. The following are components of cost of sales for the three-month and nine-month periods ended September 30, 2025 and 2024:

Page | 15

Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month and nine-month periods ended September 30, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024 Revised (1)	2025	2024 Revised (1)

Salaries and employee benefits	$7,795	$8,226	$22,261	$24,047
Raw materials and consumables	3,600	8,603	16,726	25,793
Utilities	985	1,090	3,126	3,367
Transportation costs	373	1,308	1,945	4,258
Other costs	2,682	1,509	7,224	4,692
Costs before intended use	6,759	454	12,995	871
Changes in inventories	(3,511)	(978)	(2,900)	(1,034)
Inventory write-downs (Note 6)	1,455	53	3,379	871
	$20,138	$20,265	$64,756	$62,865

(1)  Certain transportation costs were reclassified from treatment and selling costs in revenue to cost of sales in fiscal 2024.

20. Corporate general and administrative expenses

Corporate general and administrative expenses are costs incurred at corporate and other subsidiaries that do not directly relate to production. The following are components of corporate general and administrative expenses for the three-month and nine-month periods ended September 30, 2025 and 2024:

	Three-month	Three-month	Nine-month	Nine-month
	period ended	period ended	period ended	period ended
	September 30,	September 30,	September 30,	September 30,
	2025	2024	2025	2024

Salaries and employee benefits	$1,075	$498	$3,397	$1,611
Directors’ fees	564	115	3,337	341
Share-based payments	2,344	198	5,945	509
Professional fees	1,155	391	3,311	1,067
Office and general	795	469	2,531	1,508
	$5,933	$1,671	$18,521	$5,036

21. Income taxes

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual rate used for the nine-month period ended September 30, 2025 was 26.5% and for the year ended December 31, 2024 was 26.5%.

The Company’s net deferred tax liability relates to the Mexican mining royalty and arises principally from the following:

	September 30,	December 31,
	2025	2024

Property, plant and equipment	$130	$130
Other	309	313
Total deferred tax liabilities	439	443
Provisions and reserves	(406)	(395)
Net deferred tax liabilities	$33	$48

Page | 16

Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month and nine-month periods ended September 30, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

The inventory write-downs and impairments described in Note 6 and 7 will result in certain non-capital losses and timing differences which have not been recorded given uncertainty of recoverability in future periods.

22. Financial risk management

a. Financial risk factors

The Company’s risk exposures and the impact on its financial instruments are summarized below:

(i) Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash and cash equivalents and trade and other receivables. The credit risk on cash and cash equivalents is limited because the Company invests its cash in deposits with well-capitalized financial institutions with strong credit ratings in Canada and the United States. Under current concentrate offtake agreements, risk on trade receivables related to concentrate sales is managed by receiving payments for 85% to 100% of the estimated value of the concentrate within one month following the time of shipment.

As of September 30, 2025, the Company’s exposure to credit risk with respect to trade receivables amounts to $6.8 million (December 31, 2024: $3.6 million). The Company believes credit risk is not significant and there was no significant change to the Company’s allowance for expected credit losses as at September 30, 2025 and December 31, 2024.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s liquidity requirements are met through a variety of sources, including cash, cash generated from operations, credit facilities and debt and equity capital markets. The Company’s trade payables have contractual maturities of less than 30 days and are subject to normal trade terms.

The following table presents the contractual maturities of the Company’s financial liabilities and provisions on an undiscounted basis:

	September 30, 2025
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$30,718	$30,718	$-	$-	$-
Pre-payment facility	2,550	2,550	-	-	-
Credit facility	9,400	7,200	2,200	-	-
Interest on credit facility	578	553	25	-	-
Term loan facility	53,191	1,596	15,691	35,904	-
Interest and fees on term loan facility	20,037	5,527	9,780	4,730	-
Royalty payable	3,062	3,062	-	-	-
Metals contract liability	44,618	20,024	24,594	-	-
Silver contract liability	28,566	6,368	19,815	2,383	-
Price protection program premium	3,411	383	3,028	-	-
Projected pension contributions	7,530	1,596	2,652	2,906	376
Decommissioning provision	19,950	-	-	-	19,950
Other long-term liabilities	2,180	-	1,368	182	630
	$225,791	$79,577	$79,153	$46,105	$20,956

Minimum lease payments in respect to lease liabilities are included in trade and other payables and other long-term liabilities as follows:

Page | 17

Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month and nine-month periods ended September 30, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	September 30, 2025
		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years

Trade and other payables	$1,493	$1,493	$-	$-	$-
Other long-term liabilities	1,550	-	1,368	182	-
	$3,043	$1,493	$1,368	$182	$-

The following table summarizes the continuity of the Company’s total lease liabilities discounted using an incremental borrowing rate ranging from 6% to11% applied during the period:

	Nine-month	Year
	period ended	ended
	September 30,	December 31,
	2025	2024

Lease liabilities, beginning of period	$1,655	$1,436
Additions	2,081	823
Lease principal payments	(668)	(608)
Lease interest payments	(143)	(71)
Accretion on lease liabilities	118	75
Lease liabilities, end of period	$3,043	$1,655

(iii) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and price risk.

(1) Interest rate risk

The Company is subject to interest rate risk of the 3-month U.S. SOFR rate plus 7.2% per annum from Cosalá Operations’ advance payments of concentrate, the 3-month U.S. SOFR rate plus 4.75% per annum from the Facility, the 3-month U.S. SOFR rate plus 6% per annum from the Credit Facility, and the U.S SOFR rate plus 6% per annum from the Term Loan Facility. Interest rates of other financial instruments are fixed.

(2) Currency risk

As at September 30 2025, the Company is exposed to foreign currency risk through financial assets and liabilities denominated in CAD and MXN:

Financial instruments that may impact the Company’s net loss or other comprehensive loss due to currency fluctuations include CAD and MXN denominated assets and liabilities which are included in the following table:

	As at September 30, 2025
	CAD	MXN

Cash and cash equivalents	$1,030	$668
Trade and other receivables	517	3,254
Trade and other payables	4,078	11,018

As at September 30, 2025, the CAD/USD and MXN/USD exchange rates were 1.39 and 18.38, respectively. The sensitivity of the Company’s net loss and other comprehensive loss due to changes in the exchange rates for the nine-month period ended September 30, 2025 is included in the following table:

Page | 18

Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month and nine-month periods ended September 30, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	CAD/USD	MXN/USD
	Exchange rate	Exchange rate
	+/- 10%	+/- 10%

Approximate impact on:
Net loss	$2,182	$3,378
Other comprehensive loss	196	3

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates.

As at September 30, 2025 and December 31, 2024, the Company does not have any non-hedge foreign exchange forward contracts outstanding. During the nine-month periods ended September 30, 2025 and 2024, the Company did not settle any non-hedge foreign exchange forward contracts.

(3) Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments in the market. As at September 30, 2025, the Company had certain amounts related to the sales of concentrates that have only been provisionally priced. A ±10% fluctuation in silver, zinc, lead, and gold prices would affect trade receivables by approximately $0.7 million (December 31, 2024: $0.4 million). The Company also has precious metals contract liabilities which fluctuate from changes in commodity prices. A ±10% fluctuation in gold and silver prices would affect total metals contract liability and silver contract liability by approximately $4.5 million and $2.9 million, respectively (December 31, 2024: $4.1 million and $1.8 million, respectively).

A price protection program on future precious and base metals production and commitments was completed in July 2025 in relation to the Term Loan Facility. The following were the non-hedge contracts entered:

o	Silver put options for 60,000 ounces per month from July 2025 to June 2026 at a strike price of $29 per ounce valued at total cost of $0.3 million at inception.
o	Gold forward options to buy 1,275 ounces every three months from September 2025 to June 2026 at prices between $3,375 and $3,541 per ounce.
o	Gold call options to buy 1,259 to 1,275 ounces every three months from September 2026 to December 2027 at a strike price of $3,500 per ounce valued at total cost of $3.4 million at inception.
o	Zinc forward options to sell approximately 200,000 pounds per month from August 2025 to December 2025 at $1.27 per pound.
o	Lead forward options to sell approximately 500,000 pounds per month from August 2025 to January 2026 at $0.91 per pound.
o	Copper forward options to sell approximately 100,000 to 250,000 pounds per month from August 2025 to July 2026 at $4.39 per pound.

The Company recognized a $0.3 million gain from settled non-hedge contracts and a $2.6 million gain from unsettled non-hedge contracts during the nine-month period ended September 30, 2025. At September 30, 2025, the unsettled non-hedged contracts resulted in a net asset of derivative instruments valued at $2.9 million.

Net amount of gain or loss on derivative instruments from non-hedge commodity contracts recognized through profit or loss during the nine-month period ended September 30, 2025 was $2.9 million (2024: nil). Total amount of gain or loss on derivative instruments including those recognized through profit or loss from the Company’s convertible debenture during the nine-month period ended September 30, 2025 was a gain of $3.6 million (2024: loss of $0.6 million).

Page | 19

Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month and nine-month periods ended September 30, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

b. Fair values

The fair value of cash, restricted cash, trade and other receivables, and other financial assets and liabilities listed below approximate their carrying amounts mainly due to the short-term maturities of these instruments.

The methods and assumptions used in estimating the fair value of financial assets and liabilities are as follows:

•	Cash and cash equivalents: The fair value of cash equivalents is valued using quoted market prices in active markets.
•	Trade and other receivables: The fair value of trade receivables from silver sales contracts that contain provisional pricing terms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, there is an embedded derivative feature within trade receivables.
•	Metals contract liabilities: Fixed and variable deliveries of precious metals are classified and measured as financial liabilities at fair value through profit or loss determined using forward commodity pricing curves at end of the reporting period.
•	Pre-payment, credit, and term loan facilities, convertible debenture, and promissory notes: The principal portion of pre-payment, credit, and term loan facilities, convertible debenture, and promissory notes are initially measured at fair value and subsequently carried at amortized cost.
•	Royalty payable: The financial liability is measured at fair value through profit or loss determined using discounted cash flows of expected future royalty payments at end of the reporting period.
•	Embedded derivatives: Revenues from the sale of metals produced from silver sales contracts since the commencement of commercial production are based on provisional prices at the time of shipment. Variations between the price recorded at the time of sale and the actual final price received from the customer are caused by changes in market prices for metals sold and result in an embedded derivative in revenues and accounts receivable.
•	Derivatives: The Company uses derivative and non-derivative instruments to manage financial risks, including commodity, interest rate, and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The Company does not use derivatives for speculative purposes. The fair value of the Company’s derivative instruments is based on quoted market prices for similar instruments and at market prices at the valuation date.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.
•	Level 3 inputs are unobservable (supported by little or no market activity).

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Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month and nine-month periods ended September 30, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	September 30,	December 31,
	2025	2024

Level 1
Cash and cash equivalents	$39,100	$20,002
Restricted cash	4,672	4,527

Level 2
Trade and other receivables	10,598	7,132
Derivative instruments - assets	2,861	-
Derivative instruments - liabilities	-	709
Metals contract liability	44,618	40,868
Silver contract liability	28,566	18,193

Level 3
Royalty payable	3,062	2,762

Amortized cost
Pre-payment facility	2,550	2,000
Credit facility	9,160	9,490
Term loan facility	48,019	-
Convertible debenture	-	10,849

23. Segmented and geographic information, and major customers

a. Segmented information

The Company’s operations comprise of four reporting segments engaged in acquisition, exploration, development and exploration of mineral resource properties in Mexico and the United States. Management has determined the operating segments based on the reports reviewed by the chief operating decision makers that are used to make strategic decisions.

b. Geographic information

All revenues from sales of concentrates for the three-month and nine-month periods ended September 30, 2025 and 2024 were earned in Mexico and the United States. The following segmented information is presented as at September 30, 2025 and December 31, 2024, and for the three-month and nine-month periods ended September 30, 2025 and 2024. The Cosalá Operations segment operates in Mexico while the Galena Complex and Relief Canyon segments operate in the United States.

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Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month and nine-month periods ended September 30, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	As at September 30, 2025					As at December 31, 2024
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total

Cash and cash equivalents	$5,840	$337	$199	$32,724	$39,100	$6,576	$1,390	$35	$12,001	$20,002
Trade and other receivables	5,154	4,927	-	517	10,598	5,485	1,450	-	197	7,132
Inventories	7,364	2,758	103	-	10,225	7,976	2,625	103	-	10,704
Prepaid expenses	1,288	1,382	394	798	3,862	745	933	755	443	2,876
Derivative instruments	-	-	-	2,861	2,861	-	-	-	-	-
Restricted cash	149	53	4,470	-	4,672	135	53	4,339	-	4,527
Property, plant and equipment	58,370	83,180	21,169	665	163,384	48,123	74,935	23,686	655	147,399
Total assets	$78,165	$92,637	$26,335	$37,565	$234,702	$69,040	$81,386	$28,918	$13,296	$192,640

Trade and other payables	$12,256	$9,425	$3,271	$5,766	$30,718	$12,650	$8,689	$2,896	$13,098	$37,333
Derivative instruments	-	-	-	-	-	-	-	-	709	709
Pre-payment facility	-	2,550	-	-	2,550	-	2,000	-	-	2,000
Credit facility	9,160	-	-	-	9,160	9,490	-	-	-	9,490
Term loan facility	-	-	-	48,019	48,019	-	-	-	-	-
Other long-term liabilities	870	916	-	394	2,180	-	1,170	-	488	1,658
Metals contract liability	-	-	-	44,618	44,618	-	-	-	40,868	40,868
Silver contract liability	-	-	-	28,566	28,566	-	-	-	18,193	18,193
Convertible debenture	-	-	-	-	-	-	-	-	10,849	10,849
Royalty payable	-	-	-	3,062	3,062	-	-	-	2,762	2,762
Post-employment benefit obligations	-	3,108	-	-	3,108	-	3,892	-	-	3,892
Decommissioning provision	2,693	5,716	4,064	-	12,473	2,129	5,346	3,914	-	11,389
Deferred tax liabilities	33	-	-	-	33	48	-	-	-	48
Total liabilities	$25,012	$21,715	$7,335	$130,425	$184,487	$24,317	$21,097	$6,810	$86,967	$139,191

	Three-month period ended September 30, 2025					Three-month period ended September 30, 2024
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total

Revenue	$13,099	$17,497	$-	$-	$30,596	$12,699	$9,627	$-	$-	$22,326
Cost of sales	(8,190)	(11,948)	-	-	(20,138)	(9,426)	(10,839)	-	-	(20,265)
Depletion and amortization	(707)	(2,142)	(797)	(58)	(3,704)	(2,243)	(2,769)	(862)	(40)	(5,914)
Care and maintenance costs	-	(216)	(740)	-	(956)	-	(175)	(559)	-	(734)
Corporate general and administrative	-	-	-	(5,933)	(5,933)	-	-	-	(1,671)	(1,671)
Exploration costs	(962)	(715)	(32)	-	(1,709)	(112)	(788)	(32)	-	(932)
Accretion on decommissioning provision	(54)	(60)	(43)	-	(157)	(59)	(56)	(42)	-	(157)
Interest and financing income (expense)	(34)	(76)	44	(1,644)	(1,710)	(796)	(119)	12	(3,516)	(4,419)
Foreign exchange gain (loss)	(367)	-	-	(1,510)	(1,877)	475	-	-	698	1,173
Gain on disposal of assets	-	-	1	-	1	-	-	-	-	-
Loss on metals contract liabilities	-	-	-	(12,316)	(12,316)	-	-	-	(5,330)	(5,330)
Other gain on derivatives	-	-	-	2,916	2,916	-	-	-	178	178
Fair value loss on royalty payable	-	-	-	(19)	(19)	-	-	-	(216)	(216)
Income (loss) before income taxes	2,785	2,340	(1,567)	(18,564)	(15,006)	538	(5,119)	(1,483)	(9,897)	(15,961)
Income tax expense	(702)	-	-	-	(702)	(198)	-	-	-	(198)
Net income (loss) for the period	$2,083	$2,340	$(1,567)	$(18,564)	$(15,708)	$340	$(5,119)	$(1,483)	$(9,897)	$(16,159)

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Americas Gold and Silver Corporation

Notes to the condensed interim consolidated financial statements

For the three-month and nine-month periods ended September 30, 2025 and 2024

(In thousands of U.S. dollars, unless otherwise stated, unaudited)

	Nine-month period ended September 30, 2025					Nine-month period ended September 30, 2024
	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total	Cosalá Operations	Galena Complex	Relief Canyon	Corporate and Other	Total

Revenue	$36,435	$44,635	$-	$-	$81,070	$41,094	$35,297	$-	$-	$76,391
Cost of sales	(30,781)	(33,975)	-	-	(64,756)	(32,905)	(29,960)	-	-	(62,865)
Depletion and amortization	(3,607)	(9,424)	(2,506)	(173)	(15,710)	(6,892)	(9,018)	(2,589)	(119)	(18,618)
Care and maintenance costs	-	(445)	(1,139)	-	(1,584)	-	(445)	(2,752)	-	(3,197)
Corporate general and administrative	-	-	-	(18,521)	(18,521)	-	-	-	(5,036)	(5,036)
Exploration costs	(2,203)	(1,617)	(87)	-	(3,907)	(486)	(2,286)	(76)	-	(2,848)
Accretion on decommissioning provision	(162)	(178)	(131)	-	(471)	(182)	(165)	(122)	-	(469)
Interest and financing income (expense)	(128)	(268)	131	(3,300)	(3,565)	(965)	(317)	41	(6,789)	(8,030)
Foreign exchange gain (loss)	(844)	-	-	1,951	1,107	1,042	-	-	(881)	161
Gain on disposal of assets	-	-	967	-	967	-	-	-	-	-
Loss on metals contract liability	-	-	-	(26,889)	(26,889)	-	-	-	(10,044)	(10,044)
Other gain (loss) on derivatives	-	-	-	3,625	3,625	-	-	-	(566)	(566)
Fair value loss on royalty payable	-	-	-	(300)	(300)	-	-	-	(729)	(729)
Income (loss) before income taxes	(1,290)	(1,272)	(2,765)	(43,607)	(48,934)	706	(6,894)	(5,498)	(24,164)	35,850)
Income tax expense	(795)	-	-	-	(795)	(469)	-	-	-	(469)
Net loss for the period	$(2,085)	$(1,272)	$(2,765)	$(43,607)	$(49,729)	$237	$(6,894)	$(5,498)	$(24,164)	$(36,319)

c. Major customers

For the three-month period ended September 30, 2025, the Company sold concentrates and finished goods to three major customers accounting for 43% of revenues from Cosalá Operations and 57% of revenues from Galena Complex (2024: two major customers accounting for 51% of revenues from Cosalá Operations and 45% of revenues from Galena Complex). For the nine-month period ended September 30, 2025, the Company sold concentrates and finished goods to three major customers accounting for 45% of revenues from Cosalá Operations and 55% of revenues from Galena Complex (2024: two major customers accounting for 50% of revenues from Cosalá Operations and 48% of revenues from Galena Complex).

24. Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In November 2010, the Company received a reassessment from the Mexican tax authorities related to its Mexican subsidiary, Minera Cosalá, for the year ended December 31, 2007. The tax authorities disallowed the deduction of transactions with certain suppliers for an amount of approximately $10.7 million (MXN 196.8 million), of which $4.6 million (MXN 84.4 million) would be applied against available tax losses. The Company appealed this reassessment and the Mexican tax authorities subsequently reversed $5.1 million (MXN 94.6 million) of their original reassessment. The remaining $5.6 million (MXN 102.2 million) consists of $4.6 million (MXN 84.4 million) related to transactions with certain suppliers and $1.0 million (MXN 17.8 million) of value added taxes thereon. The Company appealed the remaining reassessment with the Mexican Tax Court in December 2011. The Company may be required to post a bond of approximately $1.0 million (MXN 17.8 million) to secure the value added tax portion of the reassessment. The deductions of $4.6 million (MXN 84.4 million), if denied, would be offset by available tax losses. The Company accrued $1.1 million (MXN 19.9 million) in the consolidated financial statements as at December 31, 2018 as a probable obligation for the disallowance of value added taxes related to the Mexican tax reassessment. As at September 30, 2025, the accrued liability of the probable obligation from the ongoing appeal was $1.0 million (December 31, 2024: $1.0 million).

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